T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

BY EDGAR

February 12, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Re:	Avino Silver & Gold Mines Ltd. Form 20-F for the Year Ended December 31, 2013 Filed April 17, 2014 File No. 001-35254

Dear Ms. Jenkins:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated February 10, 2015. We have reproduced the text of the staff comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined shall have the same meanings as defined in our Form 20-F, as amended on January 12, 2015.

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

3. Significant Accounting Policies

Plant, equipment and mining properties, page 102

1.

Your response to prior comment 4 stating that management estimates the remaining life of the producing mineral property using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management’s intent to operate the property. To enhance our understanding of your accounting policy, please:

•

Tell us the type of mineral resources (e.g. measured, indicated, inferred and/or other) included in the mineral resource estimates used to estimate the remaining life of your producing mineral properties;

•	Tell us the percentage and amount of each type of mineral resource (e.g. measured, indicated, inferred and/or other) that you included in the mineral resource estimates; and

•

Provide us with the amount of depreciation and depletion expenses for each period presented if only measured and indicated resources are included in the mineral resource estimates (i.e. excluding all inferred and other mineral resources.)

Securities and Exchange Commission

Division of Corporation Finance

Tia L. Jenkins

Senior Assistant Chief Accountant

February 12, 2015

Response:

In addition to the other factors noted in our financial statements, we consider all three categories of the mineral resource estimate (measured, indicated, and inferred) to estimate the remaining life of our producing mineral properties.

The initial mineral resource estimate for the San Gonzalo property was prepared by a qualified independent geologist under NI 43-101 standards with an effective date of August 31, 2009 and consisted of 444,250 tonnes of mineralized material. 100% of the estimate was categorized as inferred. From this estimate we deducted 10,519 tonnes used for the bulk sampling program to arrive at a depletion base of 433,731 tonnes. This estimate was used as the basis for our depletion calculations for the fourth quarter of 2012 and the first and second quarters of 2013.

Following the successful completion of the bulk sampling program and analysis of further drilling results, an updated mineral resource estimate for the San Gonzalo property was prepared by qualified independent geologists under NI 43-101 standards with an effective date of July 19, 2013. The updated mineral resource estimate consisted of 74,416 tonnes of measured mineralized material, 222,407 tonnes of indicated mineralized material, and 1,085,276 tonnes of inferred mineralized material. Of the 1,085,276 tonnes of inferred mineralized material, we removed 313,017 tonnes relating to the estimated portion of the Angelica vein that was not part of the current mine plan, leaving 772,259 tonnes of inferred mineralized material. Therefore, the updated mineral resource estimate consisted of 7% measured resources, 21% indicated resources, and 72% inferred resources. This updated adjusted mineral resource estimate was used as the basis for our depletion calculations for the third and fourth quarters of 2013.

As there were no measured or indicated mineral resource estimates for the years ended December 31, 2011 and 2012, there would have been no depletion expense recorded as there would have been no depletion base. If only measured and indicated mineral resource estimates were included for the year ended December 31, 2013, the amount of depletion expense would have been $335,736, which is insignificantly lower ($12,810) than the amount in our financial statements, as a measured and indicated mineral resource estimate was only available as of July 19, 2013.

Securities and Exchange Commission

Division of Corporation Finance

Tia L. Jenkins

Senior Assistant Chief Accountant

February 12, 2015

A summary of the mineral resource estimates used in the depletion calculation is as follows:

Period	Measured		Indicated		Inferred
	Tonnes	Percent	Tonnes	Percent	Tonnes	Percent
Fourth Quarter 2012	-	-	-	-	433,731	100%
First and Second Quarters, 2013	-	-	-	-	433,731	100%
Third and Fourth Quarters, 2013	74,416	7%	222,407	21%	772,259	72%

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to all staff comments.  Please contact the undersigned at (604) 682-3701 if additional information is required.

Yours respectfully,

AVINO SILVER & GOLD MINES LTD.

/s/ “Malcolm Davidson”

Malcolm Davidson, CA

Chief Financial Officer